UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended             December 31, 2008 and 2007

OR

[]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________

Commission file number 000-51372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 18 pages, numbered sequentially, including this cover page.

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 – 14

Supplemental Information:

Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) *	15

Signature	16

Exhibit Index	17

Exhibit Index

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*

The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the

Omega Flex, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2007 in accordance with the

Statements on Standards for Accounting and Review Services issued by the America Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for plan benefits as of December 31, 2007 and, accordingly, do not express an opinion or any other form of assurance on it.

/s/ Caturano and Company, P.C.

CATURANO AND COMPANY, P.C.

June 29, 2009

Boston, Massachusetts

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
	(Audited)	(Compiled)
Assets:
Investments, at fair value:
Pooled separate accounts	$2,174,389	$3,323,897
Registered investment company	221,401	319,663
Omega Flex, Inc. stock fund	121,501	113,492
Guaranteed Income Fund	1,432,278	969,469
Participant loans	173,082	230,645
Total investments	4,122,651	4,957,166

Receivables:
Employer matching contributions	5,856	0
Employer profit sharing contributions	224,010	213,942
Total receivables	229,866	213,942

Total assets	$4,352,517	$5,171,108

Total net assets available for benefits	$4,352,517	$5,171,108

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ending December 31, 2008

2008
(Audited)
(Reductions) additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$ (1,160,761)
Interest on participant loans	17,444
Interest and dividend income	46,280
Total investment loss	(1,097,037)

Contributions:
Employer contributions	295,989
Participant contributions	438,050
Rollover contributions	0
Total contributions	734,039

Net reductions	(362,998)

Deductions from net assets attributable to:
Benefits paid	451,095
Administrative expenses	4,498

Total deductions	455,593

Net decrease in net assets available for benefits	(818,591)

Net assets available for benefits
Beginning of year	5,171,108
End of year	$4,352,517

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

December 31, 2008 and 2007

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries. Participants in the Plan formerly participated in the Mestek Inc. Savings and Retirement Plan (“Mestek Plan”). The Plan was formed in contemplation of the spin-off of the Company from its former parent corporation, Mestek, Inc., which took place on July 29, 2005. The employees contributed to the Mestek Plan until May 2005, when contributions began to be directed to this Plan. The majority of assets and account balances of the Omega Flex employees were transferred to the Plan from the Mestek Plan in December 2005.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account, and a profit sharing account. The Plan covers all employees of the Company and its domestic subsidiaries who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)	Participants’ Contributions – 401(k) Account

Participating employees (“Participants”) may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such Participant’s earnings (as defined), on a before-tax basis, an after-tax basis, (for year 2005 only), or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from Participants. If a Participant has been a participant in another qualified plan, such Participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a Participant must have completed one year of service.

Matching contributions made by the Company are equal to 25% of the first 6% of such Participants’ earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a Participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible Participant’s account, (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive Profit Sharing contributions for a given year, the participants must work at least 1,000 hours of service, as defined, during the Plan year, and be employed by the Company on the last day of the Plan year.

For the years ended December 31, 2008, the Company made a contribution of 3% of each eligible participant’s earnings, to a maximum of $230,000, respectively, of earnings as set by Section 415 of the Code. For those participants who had earnings above the Social Security Wage Base, as defined by Section 415 ($102,000 for 2008), a contribution of an additional 3% of earnings was also made for those earnings higher than the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2008, an incremental 3% contribution on earnings between $102,000 and $230,000).

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage

Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g)	In-Service and Hardship Withdrawals

While a participant is employed with the Company, a Participant may make withdrawals in cash of amounts applicable to participant and employer contributions and earnings or losses thereon, subject to certain restrictions. A Participant can make hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document. A Participant’s hardship withdrawal will preclude the Participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2. Company matching contributions (Mestek Plan) made before January 1, 2001 and participant after-tax contributions can also be withdrawn.

(h)	Benefit Payments

A Participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the plan document): lump-sum distribution, or in monthly installments over the shorter 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a Participant (or the Participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the Participant’s vested account balance. A Participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan. If no choice is made, the plan will automatically payout their vested distribution in a lump-sum.

(i)	Participant Loans

An eligible Participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior 12 months. Loans for the purchase of a “principal residence’ must be repaid in one to 15 years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2008 and 2007, the applicable loan rates ranged from 5.38% to 9.25%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account.

(j) Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

As described in Financial Accounting Standards Board Staff Position AAGINV-1 and SOP 94-4-1, “Reporting of Fully Benefit Responsive Investment Contract Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” (collectively the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts. The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Forfeitures

Forfeitures of terminating participants are used to pay either plan expenses or company match. As of December 31, 2008 and 2007, there were $927 and $122, respectively, in allocated forfeitures available to reduce Plan expenses and/or Company contributions. For the year ended December 31, 2008, $13,841 was used to reduce the Company’s contribution and $0 was used to reduce Plan expenses.

3.	Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”), and subsequently adopted certain related FASB Staff Positions.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability as a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008 and 2007.

Pooled separate accounts:	Valued at the quoted redemption values of the participation units owned by the Plan on the last day of the plan year.

Registered investment company:	Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

Omega Flex, Inc. stock fund:

Valued at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

Guaranteed Income Fund:

Valued at contract value. Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company, are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Participant loans:	Valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$ 0	$2,174,389	$ 0	$2,174,389
Registered investment company	221,401	0	0	221,401
Omega Flex, Inc. Stock Fund	0	121,501	0	121,501
Guaranteed Income Fund	0	0	1,432,278	1,432,278
Participant loans	0	0	173,082	173,082

Total assets at fair value	$221,401	$2,295,890	$1,605,360	$4,122,651

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Guaranteed Income Account	Participant Loans
Balance, beginning of year	$ 969,469	$230,645
Realized gains/(losses)	38,906	0
Unrealized gains/(losses) relating to instruments still held at the reporting date	0	0
Purchases, sales, issuances and settlements (net)	423,903	(57,563)
Balance, end of year	$1,432,278	$173,082

4.	Investments

(a) Investment Balances

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2008 and 2007:

2008
(Audited)

Core Plus Bond/PIMCO Fund	$335,653
Goldman Sachs Structured Large Cap Growth A Fund	221,401
Guaranteed Income Fund	1,432,278
Large Cap Value/AJO Fund	264,435
Retirement Goal 2030 Fund	232,569

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2007:

2007
(Compiled)

Core Plus Bond/PIMCO Fund	$440,327
Small Cap Value/Kennedy Capital Fund	302,027
Goldman Sachs Structured Large Cap Growth A Fund	319,663
Guaranteed Income Fund	969,469
Large Cap Value/AJO Fund	415,464
International Blend/The Boston Company Fund	264,626
Large Cap Blend/Victory Fund	334,010
Retirement Goal 2030 Fund	338,737
Retirement Goal 2020 Fund	285,381

(b) Net Appreciation (Depreciation) in Fair Value of Investments

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair values as follows:

2008
(Audited)
Quoted prices in an active market:
Registered investment company	$ (146,197)

Assets valued based upon Estimated Fair Value:
Omega Flex, Inc. Stock Fund	32,111

Pooled separate accounts	(1,046,675)

Subtotal	(1,014,564)

$(1,160,761)

(c) Guaranteed Investment Contract

Prudential Contract

The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC. The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum credit rate under the contract is 1.50%. Average earnings yield and average credit rate yield for 2008 and 2007 were 3.20% and 3.55%, respectively.

For the period presented, the average earnings yield is calculated by dividing the earnings to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. The average crediting rate yield is calculated by dividing the earnings credit to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rate include, but not limited to: participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failure of any of the securities, investment contracts, or other investments held in the Plan.

5.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be Participant directed, which means that each Participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, Participants may elect to invest some of their contributions in an Omega Flex, Inc. Stock Fund that invests primarily in the common stock of Omega Flex, Inc.

6.	Party-in-Interest Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits participant loans. In addition, the Plan invests in pooled separate accounts and a Guaranteed Income Fund managed by Prudential Retirement Insurance and Annuity Company (“Prudential”), an affiliate of Prudential Bank & Trust, FSB. Prudential is the custodian and record-keeper of the Plan. Prudential Bank & Trust, FSB is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

7.	Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by Prudential Bank & Trust, FSB (“PBT”, or the “Trustee”). PBT has full discretionary power over investments options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA. The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a Plan termination, Participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

9.	Tax Status of the Plan

The Internal Revenue Service issued a determination letter on April 17, 2002, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Plan and its related Trust have adopted this Volume Submitter Plan. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

The investment agreement issued by Prudential is a group annuity contract that funds benefits for plans qualified under Section 401(a) of the Internal Revenue code and is designed to comply with state insurance department standards.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
	(Audited)	(Compiled)

Net assets available for plan benefits per the financial statements	$4,352,517	$5,171,108
Total receivables	(229,866)	(213,942)
Net assets available for plan benefit per Form 5500	$4,122,651	$4,957,166

The following is a reconciliation of net increase (decrease) per the financial statements to the Form 5500 for the years ended December 31, 2008:

2008
(Audited)

Net decrease per the financial statements	$(818,591)
Changes in total receivables	(15,924)
Net decrease per Form 5500	$(834,515)

OMEGA FLEX, INC. 401(k) PROFIT SHARING PLAN

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year)

As of December 31, 2008

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Core Plus Bond/PIMCO Fund	$ 335,653
*	Prudential	Small Cap Value/Kennedy Capital Fund	162,171
*	Prudential	Small Cap Growth/Essex Fund	109,262
*	Prudential	Mid Cap Growth/Time Square Fund	118,075
*	Prudential	Mid Cap Value/CRM Fund	93,911
*	Prudential	Large Cap Value/AJO Fund	264,435
*	Prudential	International Blend/Mund CP Fund	178,632
*	Prudential	Large Cap Blend/Victory Fund	216,856
*	Prudential	Retirement Goal 2030 Fund	232,569
*	Prudential	Hi Yield Bond/Caywood-Scholl Fund	67,414
*	Prudential	Retirement Goal 2020 Fund	22,191
*	Prudential	Retirement Goal 2050 Fund	59,785
*	Prudential	Retirement Goal 2040 Fund	157,535
*	Prudential	Retirement Goal 2010 Fund	136,669
*	Prudential	Retirement Goal Income Fund	11,158
*	Prudential	Sun America Water 2020 Fund	8,073
			2,174,389
	Registered investment company:
	Goldman Sachs	Structured Large Cap Growth A Fund	221,401

	Group annuity contract
*	Prudential	Guaranteed Income Fund	1,432,278

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	121,501

*	Participant Loans	Interest Rates from 6.00% to 9.25% with maturities through December 2013.	173,082

			$4,122,651

* Indicates party-in-interest to the Plan.

“Cost” is not required as all the investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Stephanie Salak-Barry
Stephanie Salak-Barry
Plan Administrator

June 29, 2009

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm